ATCO

GROUP

Corporate Office

04012513

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

January 22, 2004

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 9, 2004 for symbol CU
- Corporation's Form 1, filed January 9, 2004 for symbol CU.X
- Corporation's Form 1, filed January 9, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed January 9, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed January 9, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed January 9, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed January 9, 2004 for symbol CU.PR.B
- Insider Report, filed January 5, 2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

dlw 2/3

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	40,193,144	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Stock Option Plan	23,200		
Other Issuances and Cancellations	917,365		
Issued & Outstanding Closing Balance :	41,133,709		

Stock Option Plan

Stock Options Outstanding Opening Balance: **967,650** As at : 12/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2003	N		23,200		
Totals		0	23,200	0	0

Stock Options Outstanding Closing Balance: **944,450** As at : 12/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2003	Conversion (General)	924,865
12/31/2003	Issuer Bid	-7,500
Totals		917,365

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:49:50
Last Updated:	01/09/2004 14:47:37

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	23,174,791	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-924,865		
Issued & Outstanding Closing Balance :	22,249,926		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2003	Conversion (General)	-924,865
Totals		-924,865

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:50:57
Last Updated:	01/09/2004 14:50:23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:52:43
Last Updated:	01/09/2004 14:52:34

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:53:16
Last Updated:	01/09/2004 14:53:10

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	12/31/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:53:55
Last Updated:	01/09/2004 14:53:49

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2003

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:54:59
Last Updated:	01/09/2004 14:54:53

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:55:50
Last Updated:	01/09/2004 14:55:46

Insider transaction detail - View details for insider

2004-01-05 19:36 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : January 5, 2004 - January 5, 2004

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
156161	2003-12-05	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000	57.2700	1,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
156164	2003-12-05	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000		0						
156166	2003-12-12	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,000	57.0400	3,000						
156167	2003-12-12	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,000		0						
156170	2003-12-19	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,500	58.2900	3,500						
156172	2003-12-19	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,500		0						

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

January 22, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we have **previously filed the following items**, and received no confirmation:

- Corporation's Form 1 dated September 4, 2003
- Corporation's Form 5, filed October 21, 2003
- Corporation's Press Release, Issued October 21, 2003

We have enclosed copies of what was previously filed for your reference.

Please indicate your receipt of the above by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

S. C. Mitchell

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

October 22, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5, filed October 21, 2003
- Corporation's Press Release, issued October 21, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

The ATCO Group of Companies

COPY

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

October 22, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5, filed October 21, 2003
- Corporation's Press Release, issued October 21, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

The ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	0.51	CAD	10/21/2003	11/07/2003	12/01/2003
CU.X	0.51	CAD	10/21/2003	11/07/2003	12/01/2003
CU.PR.T	0.36875	CAD	10/21/2003	11/07/2003	12/01/2003
CU.PR.V	0.33125	CAD	10/21/2003	11/07/2003	12/01/2003
CU.PR.D	0.4125	CAD	10/21/2003	11/07/2003	12/01/2003
CU.PR.A	0.3625	CAD	10/21/2003	11/07/2003	12/01/2003
CU.PR.B	0.375	CAD	10/21/2003	11/07/2003	12/01/2003

Filed on behalf of the Issuer by:

Name: Trina Leanne Metz
Phone: 403-292-7564
Email: trina.metz@atco.com

Submission Date: 10/21/2003 16:27:36
Last Updated: 10/21/2003 16:27:36

CU Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

CALGARY, October 21, 2003 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2003)	Payment Date (2003)
Class A Non-Voting	CU	0.51	07-Nov	01-Dec
Class B Common	CU.X	0.51	07-Nov	01-Dec
Series Q 5.90%	CU.PR.T	0.368750	07-Nov	01-Dec
Series R 5.30%	CU.PR.V	0.331250	07-Nov	01-Dec
Series S 6.60%	CU.PR.D	0.412500	07-Nov	01-Dec
Series W 5.80%	CU.PR.A	0.362500	07-Nov	01-Dec
Series X 6.00%	CU.PR.B	0.375000	07-Nov	01-Dec

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about Canadian Utilities Limited can be found on the website, www.canadian-utilities.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: trina.metz@atco.com

September 15, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Corporation's Form 1 dated September 4, 2003 and an Insider Report filed on September 4, 2003 relating to a Normal Course Issuer Bid. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

COPY

Trina Metz
Supervisor, Corporate Secretarial Department

Encl.

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: trina.metz@atco.com

September 15, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Corporation's Form 1 dated September 4, 2003 and an Insider Report filed on September 4, 2003 relating to a Normal Course Issuer Bid. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Trina Metz
Supervisor, Corporate Secretarial Department

Encl.

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	40,143,844	As at :	08/01/2003
	Effect on Issued & Outstanding Securities		
Stock Option Plan	250		
Other Issuances and Cancellations	-3,000		
Issued & Outstanding Closing Balance :	40,141,094		

Stock Option Plan

Stock Options Outstanding Opening Balance: **981,450** As at : 08/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2003	N		250		

Filer's comment

Report in aggregate. Please see ME reports for specific detail.

Totals		0	250	0	0

Stock Options Outstanding Closing Balance: **981,200** As at : 08/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
08/31/2003	Conversion (General)	4,700
08/31/2003	Issuer Bid	-7,700
Totals		-3,000

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:18:46
Last Updated:	09/04/2003 15:14:54

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	23,237,091	As at :	08/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-4,700		
Issued & Outstanding Closing Balance :	23,232,391		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
08/31/2003	Conversion (General)	-4,700
Totals		-4,700

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:22:53
Last Updated:	09/04/2003 15:22:04

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance : 635,700 As at : 08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance : 635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:28:03
Last Updated:	09/04/2003 15:27:59

FILE NO. 82-34744

TORONTO stock EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance : 2,277,675 As at : 08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance : 2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:25:55
Last Updated:	09/04/2003 15:25:34

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance : 2,146,730 As at : 08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance : 2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:26:55
Last Updated:	09/04/2003 15:26:49

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:29:08
Last Updated:	09/04/2003 15:28:55

FILE NO. 82-34744

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	08/01/2003 - 08/31/2003

Summary

Issued & Outstanding Opening Balance : 6,000,000 As at : 08/01/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance : 6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	09/04/2003 15:29:56
Last Updated:	09/04/2003 15:29:52

Insider transaction detail - View details for issuer

2003-09-05 10:39 ET

Transactions sorted by : Insider
Issuer name : Canadian Utilities Limited (Starts with)
Filing date range : September 4, 2003 - September 4, 2003

Issuer name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
74214	2003-08-01	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	57.2700	2,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
74215	2003-08-01	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
74221	2003-08-08	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000	55.8000	1,000						
74223	2003-08-08	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000		0						
74226	2003-08-15	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	56.4800	2,000						
74230	2003-08-15	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
74234	2003-08-22	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,700	56.4600	1,700						
74240	2003-08-22	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,700		0						
74244	2003-08-29	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000	56.2500	1,000						
74247	2003-08-29	2003-09-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000		0						